GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

8515 East Orchard Road

Greenwood Village, CO 80111

April 14, 2021

VIA EDGAR

Quinn Kane

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Great-West Life & Annuity Insurance Company (“Registrant”)

Response to SEC Comments on Post-Effective Amendments to Registration Statements For

Registrant’s Great-West SecureFoundation Group Fixed Deferred Annuity Contract and

Registrant’s Great-West SecureFoundation Group Fixed Deferred Annuity Certificate

File Nos. 333-237640 (Group) – Post-Effective Amendment #1

333-230622 (IRA) – Post-Effective Amendment #2

Dear Mr. Kane:

This letter provides Registrant’s responses to Commission Staff comments communicated via telephone on April 9, 2021, regarding the above-captioned post-effective amendment to the registration statements (the “Registration Statements”) under the Securities Act of 1933 for the Great-West SecureFoundation Group Fixed Deferred Annuity Contract (the “Contract”) and the Great-West SecureFoundation Group Fixed Deferred Annuity Certificate (the “Certificate”).

Registrant has incorporated all requested revisions across both registration statements.

Comment # 1: Filing Facing Page. Please explain why the title of each class of securities to be registered list certificates issued pursuant to guaranteed income annuity contract instead of a group annuity contract.

Response # 1: Registrant listed “Certificates issued pursuant to Guaranteed Income Annuity Contracts,” rather than “Guaranteed Income Group Annuity Contract,” because it is Registrant’s understanding that the SEC views these types of group annuity securities as being issued to the respective individual retirement account owner or 403(b) retirement plan participants (as opposed being issued to the actual group annuity contractowner, which would be the trustee/custodian of the individual retirement account or the 403(b) retirement plan sponsor, respectively). In these markets, the individual investor receives a certificate under the group annuity contract issued to the trustee/custodian of the individual retirement account or the 403(b) retirement plan sponsor, respectively.

Comment # 2: Pgs. i-ii. Please change the last sentence in bold to “you should therefore consult a tax advisor before purchasing a [Certificate][Contract or a GLWB]” to “you should therefore consult a tax advisor before purchasing the [Certificate][Contract or the GLWB].”

Response # 2: Comment complied with by making the requested revisions.

Comment # 3: Is the GLWB right for [you][Retirement Plan participants]?, pg 4. Please add disclosure to this section to alert potential investors to the contingent nature of the GLWB payments under this contract. For example, that (1) withdraws while the covered fund value is greater than $0, those withdrawals are withdrawals of the investors own money, (2) that the company is only required to start using its own money to make GLWB payments when and if the contractowners’ covered fund value is reduced to $0 (other than due to excess withdrawals), and (3) that the investor may never receive the guaranteed GLWB payments from the company under the contract.

Response # 3: Comment complied with by adding the following disclosures to the 2nd and 3rd paragraphs of this section (revision underlined):

The GAWs are made from the GLWB Participant’s own investment (i.e., GAWs are made from withdrawals of your own money). We start using our money to make Installments to a GLWB Participant only if the Covered Fund Value is reduced to zero due to Covered Fund performance, the Guarantee Benefit Fee, certain other fees that are not directly associated with the GLWB (e.g., custodian fees or advisory fees), and/or GAWs. We limit our risk under the GLWB in this regard by limiting the amount a GLWB Participant may withdraw each year to GAWs. If a GLWB Participant needs to take Excess Withdrawals, the GLWB Participant may not receive the full benefit of the GLWB. For further information, see “The Accumulation Phase – Excess Withdrawal During the Accumulation Phase” and “The GAW Phase – Excess Withdrawals During the Accumulation Phase,” below.

If the return on the Covered Fund Value over time is sufficient to generate gains that can sustain constant GAWs, we may never pay you GAWs from our own money, which means ~~then~~ the GLWB would not have provided any financial gain to you. Conversely, if the return on the Covered Fund Value over time is not sufficient to generate gains that can sustain constant GAWs, then the GLWB would be beneficial.

Comment # 4: [Your][The GLWB Participant’s] receipt of payment from us is subject to our claims paying ability, pg. 6. Please note that appendix A shows the audited financial statemntes of the company.

Response # 4: Comment complied with by revising the statement as follows (revision underlined):

Additional information regarding the Company and its financial condition may be found in this prospectus under “Financial Condition of the Company” as well as Appendix A, which shows the audited financial statements of the Company.

Comment # 5: General Comment. Please note the auditor’s consent should be dated within 5 days of the filing date.

Response # 5: Understood.

Comment # 6: Signature Page. Please revise to indicate who is the Principal Accounting Officer.

Response # 6: Comment complied with by revising the title descriptions to include Principal Accounting Officer.

Comment # 7: Great-West SecureFoundation Balanced Fund, Great-West SecureFoundation Lifetime Funds, pg. 8 (333-230622). Please explain why the share class changed from Class L shares to Investor Class shares.

Response # 7: The trustee/custodian of the individual retirement account offering this product removed Class L shares from its individual retirement account platform and replaced them with

Investor Class shares. Investor Class shares are a less expensive share class than Class L shares because Investor Class shares do not pay distribution and service (12b-1) fees. As a result of this change, investor’s GLWB coverage transferred from the Class L shares to the Investor Class shares. Consequently, Registrant filed a prospectus supplement, dated October 1, 2020, filed under Rule 424(b)(3), to explain that the GLWB insurance benefit covers the Investor Class shares.

We believe that we have been fully responsive to the Staff’s comments and that our responses do not raise additional issues for the Staff’s consideration.

The Registrant plans to update financial statements and certain other information in the Registration Statements by another set of post-effective amendments on April 16, 2021, before the scheduled May 1, 2021, effective date. We will be filing a request for acceleration with our post-effective amendments on April 16, 2021, requesting an effective date of May 1, 2021. Your assistance in meeting this deadline would be very much appreciated.

Please direct any questions to me. Thank you for your time.

Sincerely,

/s/ Mike Knowles

Mike Knowles

Senior Counsel, Great-West Life & Annuity Insurance Company

mike.knowles@empower-retirement.com

303-737-0172